UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 9

Under the Securities Exchange Act of 1934

B Communications Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share

(Title of Class of Securities)

M15629 10 4

(CUSIP Number)

Steven J. Glusband

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

(212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 2, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15629 10 4

1	NAME OF REPORTING PERSON: Internet Gold-Golden Lines Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: NOT APPLICABLE
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,383,234 Ordinary Shares*
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 8,383,234 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,383,234 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.21%**
14	TYPE OF REPORTING PERSON: CO

*	Internet Gold holds of record 8,383,234 ordinary shares of the Issuer. Eurocom Communications Ltd. (“Eurocom Communications”) was previously the controlling shareholder of Internet Gold. On April 22, 2018, the Tel Aviv District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers of Eurocom Communications. Pursuant to a Tel Aviv District Court decision and the approval of the Israeli Ministry of Communications, Mr. Shaul Elovitch, Mr. Yossef Elovitch Eurocom Holdings (1979) Ltd. no longer hold an interest in Eurocom Communications.

**	Based on 116,316,563 ordinary shares issued and outstanding as disclosed in the Issuer’s filing on Form 6-K on December 2, 2019 (not including 19,230 shares held as treasury stock).

Item 1.	Security and Issuer.

This Amendment No. 9 (the “Amendment”) is filed by Internet Gold-Golden Lines Ltd. (“Internet Gold” or the “Reporting Entity”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4 and 5 of the initial Statement on Schedule 13D filed by the Reporting Entity (and by Eurocom Communications) on August 11, 2009, as amended by Amendment No. 1 to the Initial Statement on Schedule 13D filed on March 29, 2010, Amendment No. 2 to the Initial Statement on Schedule 13D filed on May 13, 2010, Amendment No. 3 to the Initial Statement on Schedule 13D filed on June 3, 2011, Amendment No. 4 to the Initial Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Initial Statement on Schedule 13D filed on January 18, 2012, Amendment No. 6 to the Initial Statement on Schedule 13D filed on June 27, 2013, Amendment No. 7 to the Initial Statement of Schedule 13D filed on June 5, 2014 and Amendment No. 8 to the Initial Statement of Schedule 13D filed on January 4, 2016 (the initial Schedule 13D, and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7 and No 8. together, the “Statement”). The Statement relates to the Ordinary Shares, par value NIS 0.1 per share (the “Ordinary Shares”), of B Communications Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On June 24, 2019, the Reporting Entity entered into an agreement among the Reporting Entity, the Issuer, and Searchlight II BZQ, L.P. and T.N.R. Investments Ltd. (the “Purchasers”). At the closing of the transaction, the Reporting Entity sold its entire equity holdings in the Issuer for NIS 225 million, while at the same time the Reporting Entity made an investment in the Issuer of NIS 345 million (consisting of the amount paid by the Purchasers to the Reporting Entity for the Issuer’s shares held by it and an additional NIS 120 million). In consideration for such investment, the Reporting Entity received NIS 310 million par value of the Issuer’s Series C debentures and was issued 8,383,234 ordinary shares of the Issuer.

Item 4.	Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Reporting Entity acquired the 8,383,234 ordinary shares of the Issuer as described herein on December 2, 2019.

The Reporting Entity intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court. The Reporting Entity anticipates that pursuant to such arrangement, the existing shares of the Reporting Entity will be nullified and that contemporaneously, the creditors of the Reporting Entity (and possible third-party purchasers), will be issued 100% of the outstanding shares of the Reporting Entity. At that time, the Reporting Entity will determine how to dispose of the 8,383,234 ordinary shares of the Issuer.

The Reporting Entity does not currently have any plan or proposal, which relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than purchases in the normal course of business by Internet Gold;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

(a) Internet Gold is the beneficial owner of 8,383,234 Ordinary Shares of the Issuer that are directly held by it, which constitute approximately 7.21% of the issued and outstanding Ordinary Shares of the Issuer.

The foregoing percentages are based on 116,316,563 ordinary shares issued and outstanding as disclosed in Issuer’s filings on December 2, 2019.

(b) The Reporting Entity has the sole power to dispose or direct the disposition of the 8,383,234 Ordinary Shares of the Issuer held of record by Internet Gold.

(c) The following table sets forth all of the transactions in the Ordinary Shares of the Issuer effected by the Internet Gold since the most recent filing of Schedule 13D.

Date of Transaction	Number of Ordinary Shares Sold/Purchased in the Transaction	Price per share
December 2, 2019	Sold 19,363,396 shares	NIS 11.62
December 2, 2019	Purchased 8,383,234 shares	NIS 4.175

Except for such transactions, the Reporting Entity has not effected any transactions in the Ordinary Shares of the Issuer since the filing of Amendment No. 8.

(d) No person other than the Reporting Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, other than as described in the Statement.

(e) Not applicable.

Item 7.	Exhibits.

7.1	Share Purchase Agreement, dated as of June 24, 2019 by and among Internet Gold—Golden Lines Ltd., B Communications Ltd., Searchlight II BZQ, L.P., and T.N.R. Investments Ltd

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2019

/s/ Doron Turgeman
Internet Gold - Golden Lines Ltd.
By: Doron Turgeman
Title: Chief Executive Officer

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